One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8393

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: Rosemarie.Thurston@alston.com

August 28, 2015

VIA EDGAR AND UPS OVERNIGHT DELIVERY

Mr. Coy Garrison

Staff Attorney

Securities and Exchange Commission

100 F Street

Mail Stop 3010

Washington, D.C. 20549

Re:	MVP REIT II, Inc. Registration Statement on Form S-11 Filed July 28, 2015 File No. 333-205893

Dear Mr. Garrison:

This letter sets forth the response of MVP REIT II, Inc. (the “Issuer”) to the correspondence dated August 13, 2015 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) to the Issuer’s Registration Statement on Form S-11 filed July 28, 2015 (the “Registration Statement”), for an offering of shares of its common stock.

In connection with the submission of this correspondence, the Issuer has filed an amendment (“Amendment No. 1”) to the Registration Statement with the Commission via EDGAR. A blacklined version of Amendment No. 1, which is marked to show changes from the Registration Statement, is enclosed herewith. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your August 13, 2015 comment letter followed by the Issuer’s response. References to page numbers in the Issuer’s responses are references to page numbers of the Registration Statement.

Prospectus Summary, page 9

1. Comment: We note your response to prior comment 10 and revised disclosure on page 81 that you do not intend to provide property management services for your real properties. We further note your references to property management services and your property manager on pages 12 and 14. Please revise the disclosure in the Prospectus Summary to clarify that you do not intend to provide property management services for your real properties, consistent with your disclosure on pages 81-82.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. Coy Garrison

August 28, 2015

Response: The Issuer has revised the disclosures referencing property management services on pages 13 and 15 of the Registration Statement to reflect that the Issuer does not intend to engage its advisor or its affiliates to provide property management services for its real properties, in response to the Commission’s comment.

Estimated Use of Proceeds, page 58

2. Comment: We note your footnote (6). Please revise your filing to disclose your basis for assuming Acquisitions Expenses will be 0.75% of the purchase price, consistent with your letter to us dated July 27, 2015.

Response: The Issuer has revised footnote (6) on page 63 of the Registration Statement to describe the basis for the Issuer’s assumptions regarding acquisition expenses, in response to the Commission’s comment.

Directors and Executive Officers, page 64

3. Comment: For each director and director nominee, please revise to discuss the specific experience, qualification, attributes and skills that led to the conclusion that they should serve as director. Refer to Item 401(e) of Regulation S-K.

Response: The Issuer has revised the biographical descriptions of the director nominees on pages 68 through 69 of the Registration Statement to describe their qualifications for being directors, in response to the Commission’s comment.

Investment Criteria, page 88

4. Comment: We note your disclosure on page 10 that your advisor will have substantial discretion with respect to the selection of specific properties and that your board of directors has delegated to your advisor the authority to make certain decisions regarding your investments. We also note your disclosure on page 88 that “any investment in real property . . . will require the prior approval of the board of directors.” Please revise to clarify whether your advisor has the delegated authority to make investments within your investment guidelines and borrowing policies, or whether each investment opportunity will be subject to the approval of the board of directors.

Response: The Issuer has revised the investment criteria disclosure on page 92 of the Registration Statement, clarifying that the advisor has the delegated authority to make investments within the Issuer’s investment guidelines and borrowing policies, in response to the Commission’s comment.

Mr. Coy Garrison

August 28, 2015

Leasing, page 90

5. Comment: We note your disclosure on page 90 that you expect to net lease your parking facilities and that the lessee will be responsible for “paying most operating expenses.” Please revise to clarify the extent to which the lessee will be responsible for maintenance, insurance, and taxes on the parking facilities. Please also expand upon your disclosure to discuss the typical length of leases for parking facilities

Response: The Issuer has revised the referenced disclosure on page 95 of the Registration Statement to clarify the lessees’ responsibilities with regard to maintenance, insurance and taxes, in response to the Commission’s comment.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Mr. Michael V. Shustek (MVP REIT II, Inc.) Mr. Jason Goode (Alston & Bird LLP)